UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-13928

Royal Bank of Canada

(Translation of registrant’s name into English)

200 Bay Street	1 Place Ville Marie
Royal Bank Plaza	Montreal, Quebec
Toronto, Ontario	Canada H3C 3A9
Canada M5J 2J5	Attention: Vice-President,
Attention: Vice-President,	Associate General Counsel
Associate General Counsel	& Secretary
& Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                       Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K, management’s discussion and analysis and unaudited interim consolidated financial statements included in exhibit 99.2 and exhibit 99.3 hereto are incorporated by reference as exhibits into the Registration Statement on Form F-3 (File No. 333-163632) and the Registration Statements on Form S-8 (File Nos. 333-08434, 333-12036, 333-12050, 333-13052, 333-13112, 333-13146, 333-13176, 333-14144, 333-110953, 333-117922).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: March 3, 2010	By:	/S/ JANICE R. FUKAKUSA
	Name:	Janice R. Fukakusa
	Title:	Chief Administrative Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	First Quarter 2010 Earnings Release

99.2	First Quarter 2010 Report to Shareholders (which includes management’s discussion and analysis and unaudited interim consolidated financial statements)

99.3	Industry Guide 3 – Return on Equity and Assets Ratios

31	Rule 13a-14(a)/15d-14(a) Certifications • Certification of the Registrant’s Chief Executive Officer • Certification of the Registrant’s Chief Financial Officer